Hudbay Announces Receipt of Section 404 Water Permit for Rosemont

Toronto, Ontario, March 8, 2019 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) announced today that the U.S. Army Corps of Engineers ("Army Corps") has issued a Section 404 Water Permit (the "404 Permit") for Hudbay's Rosemont Project. Rosemont has already received the Final Record of Decision from the U.S. Forest Service ("USFS"), a process that involved 17 co-operating agencies at various levels of government, 16 hearings, over 1,000 studies, and 245 days of public comment resulting in more than 43,000 comments. Now that the 404 Permit has been issued, Hudbay expects to receive Rosemont's Mine Plan of Operations from the USFS shortly and looks forward to moving the project into development.

"The receipt of Rosemont's 404 water permit is a major milestone in our efforts to build a modern mine that will fulfill the requirements of its permits, create jobs and provide benefits for all of our stakeholders," said Alan Hair, Hudbay's president and chief executive officer. "There is positive momentum at Rosemont and across our business as we continue to position Hudbay to create long-term and sustainable value for shareholders. We appreciate the diligence that the Army Corps has put into its consideration of Rosemont's permit application, and look forward to advancing Rosemont into construction."

Hudbay will continue to execute its plan regarding the Rosemont project and will provide updates as developments warrant.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, expectations regarding the final Mine Plan of Operations, the timing, cost and benefits of developing the Rosemont project and Hudbay's future plans for Rosemont. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, obtaining the final permits for Rosemont and obtaining any required joint venture partner approvals to advance the project, the timing and possible outcome of pending litigation related to the Rosemont permits, no significant unanticipated litigation or delays to the development of Rosemont and the availability of financing to develop Rosemont.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com